Exhibit 21.1
Significant Subsidiaries of Coupang, Inc.

Subsidiary	Jurisdiction
Coupang Global LLC	Delaware, USA
Coupang Corp.	Korea
Coupang Pay, Ltd.	Korea
Coupang Fulfillment Services, Ltd.	Korea
Coupang Logistics Services Ltd.	Korea
CPLB Corp.	Korea
Coupang Eats Services Ltd.	Korea
Surpique Acquisition Limited	England and Wales
Surpique LP	Delaware, USA